CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Signs LOI to Acquire Linkman International Language Institute in China

January 9th, 2013: CIBT Education Group Inc. (NYSE MKT: MBA and TSX: MBA) (“CIBT Group” or the “Company”) is pleased to announce that it has entered into a Letter of Intent with Linkman International Language Institute (“Linkman”) to acquire shares from treasury representing 95% of all issued and outstanding shares of Linkman at closing.  Subject to due diligence, the receipt of all necessary approvals and the satisfaction of other conditions, this acquisition is expected to close within the next eight weeks. Details of the transaction will be announced after closing.

Linkman is a language training institution in China that operates two campuses in the province of Zhejiang, within the cities of Hangzhou and Xiaoshan.  They specialize in English language training for students in elementary and middle school, but also train students in high school as well as adults.

“CIBT Group plans to utilize Linkman International Language Institute as a launching platform to expand our market from post secondary and career education to younger students enrolled in elementary and middle school English programs” commented Toby Chu, Vice Chairman, President, and CEO of CIBT Education Group Inc.  “Linkman International Language Institute will change its name to KGIC Linkman English School as part of our Chinese marketing brand strategy.  They will serve as our base in our revised strategy for the China market, as we plan on adding more English training schools using the KGIC Linkman brand in China after the acquisition.  KGIC has over 17 years of experience in providing adult and children’s English training programs, and has educated over 40,000 students since 1996.  KGIC Linkman English School will offer KGIC’s proven and well accepted programs to the China market with a special focus on three major areas, namely the TESOL program for English teacher certifications, Children’s English for students from Grades 1 to 12 and the EPE program for improving post-secondary student’s English skills to meet and exceed the entry standard of North American colleges and universities.  To differentiate ourselves from our competition, CIBT Group has established and will continue to expand its extensive network of partner schools and subsidiary schools around the world to receive our EPE graduates from China.  The English training market for younger students in China has shown phenomenal growth over the past few years, which is expected to continue.  CIBT Group is planning to expand the services it offers to this market and the acquisition of Linkman is the first step in this strategy that we plan to complete in 2013.”

About Linkman International Language Institute:

Established in 2008 within the Xiaoshan District of Zhejiang, China, Linkman International Language Institute (“Linkman”) is a language training institution that has grown at a fast pace.  In June 2011, Linkman established a second training center in Hangzhou, the largest city in the province of Zhejiang in China.  Linkman provides high quality English training programs to over 200 students in a wide range of age groups, but specializes in Children’s English programs.  Linkman’s programs include Children’s English, Adult General English, Exam Preparation Courses, and Corporate Training programs.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”).   GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers.  Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for CIBT Group’s Acquisition of Linkman International Language Institute and future plans within China, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.